June 27, 2013

Quartz Mountain Resources Ltd.
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1

Attention:	Ronald Thiessen
President

Dear Sirs/Mesdames:

RE: Amendment To Letter Agreement: Galaxie and ZNT Projects – Joint Venture

We refer to the letter agreement dated November 1, 2012 the (“Letter Agreement”) between Amarc Resources Ltd (“Amarc”) and Quartz Mountain Resources Ltd. (“Quartz”) pursuant to which Amarc and Quartz have established the Galaxie/ZNT Joint Venture under which Amarc currently holds a 40% Ownership Interest and Quartz holds a 60% Ownership Interest in the Joint Venture following the completion by Amarc of the funding obligations described in Section 6 of the Letter Agreement.

Following our recent discussions, we understand that due to ongoing challenging market conditions and Quartz’s outstanding flow-through obligations, Quarts has requested that Amarc consider accelerating the exercise of the option available to Amarc as described in Section 10 of the Letter Agreement. Based on the results of work completed to date on the Galaxie and ZNT properties and current market conditions, Amarc has indicted to Quartz that is not prepared to exercise the option on the terms currently set forth in Section 10 of the Letter Agreement, but that Amarc would consider revisiting the commercial terms of the option so as to agree with Quartz on the terms of an amended option that Amarc would consider exercising.

Accordingly, following detailed discussions between Amarc and Quartz on the terms of a revised option, we write to confirm our agreement to amend the Letter Agreement on the terms and conditions set out herein.

Form of Joint Venture

1.

Amarc and Quartz (the “Parties”, and each a “Party”) agree that separate joint ventures will be established with respect to the Galaxie Project (the “Galaxie Joint Venture”) and the ZNT Project (the “ZNT Joint Venture”) and that Amarc will own a 40% Ownership Interest and that Quartz will own a 60% Ownership Interest in each of the Galaxie Joint Venture and the ZNT Joint Venture.

2.

Notwithstanding the fact that the Letter Agreement sets out the terms and conditions applicable to a single joint venture, the Parties agree that the terms and conditions of the Letter Agreement, in particular those terms as set out in Schedule B thereto, as amended hereby, will apply mutatis mutandis to the separate joint ventures with respect to the Galaxie Project and the ZNT Project. The Parties further agree that certain corresponding amendments will be required to the terms and conditions set out in Schedule B to the Letter Agreement to reflect the amendments contemplated herein, including those involving Sections 4, 5, 9, 15, 23, 24, 31, 35 and 36 and agree to work together in good faith to effect said amendments upon satisfaction of the Conditions set out in Section 6 below.

Options

3.	Section 10 of the Letter Agreement is hereby deleted in its entirety, and replaced as follows:

Amarc will have the following options to increase its Ownership Interest in the Galaxie Joint Venture (the “Galaxie Option”) and the ZNT Joint Venture (the “ZNT Option”) upon execution hereof:

Galaxie Option

Amarc will have an option until October 31, 2013, to purchase an additional 20% Ownership Interest for a total Ownership Interest of 60%, in consideration of Amarc paying Quartz the cash amount of $235,000. Quartz agrees to use these proceeds to conduct a surface exploration program in relation to the Galaxie Project after which the parties will share costs in proportion to their interests.

ZNT Option

Amarc will have an option until October 31, 2013, to purchase an additional 20% Ownership Interest for a total Ownership Interest of 60%, in consideration of Amarc paying Quartz the cash amount of $210,000. Quartz agrees to use these proceeds to conduct a surface exploration program in relation to the ZNT Project after which the parties will share costs in proportion to their interests.

4.	Quartz shall be exclusively entitled to claim the benefit of any eligible CEE expenditures incurred by Quartz as contemplated under Section 3 above.

5.

Notwithstanding Section 15 of Schedule B to the Letter Agreement, the Parties Agree that upon the execution of this Agreement by the Parties, Amarc shall be appointed as the Manager of the Galaxie Joint Venture and the ZNT Joint Venture for the purposes of managing programs and budgets.

Conditions

6.	The obligations of the Parties under this Agreement will be subject to the fulfilment of the following conditions precedent (the “Conditions”):

	(a)	The receipt by the Parties of all required corporate approvals, including Board of Directors and shareholder approval if required; and

	(b)	the receipt by the Parties of such approvals from all relevant governmental and regulatory authorities and securities exchanges, that may be necessary or desirable for completion this Agreement.

7.

The obligation of Amarc to fund 60% of the Galaxie Project expenditures as contemplated under Section 10 hereof, and the election, if any, to exercise the Galaxie Option will be further subject to the deferral or re-structuring of the obligations relating to the $650,000 Convertible Debenture issued on August 20, 2012 by Quartz to Bearclaw Capital Corp. to the satisfaction of Amarc, in its sole discretion (the “Galaxie Condition”), unless this condition is waived by Amarc.

8.

Each of the Parties undertakes to use good faith and to make reasonable efforts to fulfil the Conditions and the Galaxie Condition. For greater certainty, the Conditions in Sections 6 shall not be waived, except by written agreement of both Parties.

9.

In the event that any of the Conditions or the Galaxie Condition are neither fulfilled nor waived, any Exploration Expenditures funded by Amarc following the date of this Agreement in excess of its obligation to fund 40% of Exploration Expenditures, will constitute a demand loan from Amarc to Quartz bearing interest at the CIBC Prime Rate plus 5% from the date of the advance.

10.

Under the terms of the Letter Agreement, Amarc is currently obligated to fund 40% of all Exploration Expenditures incurred in relation to the Galaxie/ZNT Joint Venture. Upon satisfaction of the Conditions set out in Section 6 above and whether or not Amarc has elected to exercise the ZNT Option, Amarc agrees to fund 60% of Exploration Expenditures incurred by Quartz in relation to the ZNT Project subsequent to December 31, 2012. Upon satisfaction of the Conditions set out in Section 6 above and the satisfaction of the Galaxie Condition set out in Section 7 above and whether or not Amarc has elected to exercise the Galaxie Option, Amarc agrees to fund 60% of Exploration Expenditures incurred by Quartz in relation to the Galaxie Project subsequent to December 31, 2012 The maximum aggregate amount of the Exploration Expenditures incurred by Quartz on the Projects that Amarc will reimburse Quartz for at such 60% reimbursement rate shall be $250,000.

General

11.

This Agreement, together with the Letter Agreement constitute the entire agreement between the Parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter herein.

12.

This Agreement is conclusively deemed to be made under, and for all purposes, to be governed by and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

13.	Unless amended by the terms and conditions of this Agreement, the terms and conditions of the Letter Agreement shall remain unchanged and continue to be in full force and effect.

14.	All defined terms used in this Agreement shall, unless otherwise indicated, have the meanings ascribed thereto in the Letter Agreement.

15.	This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

16.	Delivery of an executed signature page to this Agreement by either Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

If the foregoing is acceptable to you, please sign in the space provided below and return a copy of this Agreement to us by 5:00 PM (PDT) on June 27, 2013, failing which this offer will lapse and be of no further force or effect.

Yours faithfully,

AMARC RESOURCES LTD.
Per:

______________________________
Diane Nicolson
Executive Vice-President

The terms and conditions of the Joint Venture outlined herein are acceptable.
Accepted by:

QUARTZ MOUNTAIN RESOURCES LTD.
Per:

_______________________________
Lena Brommeland
Executive Vice-President

Date: ___________________________

Place: __________________________